Exhibit 10.1

CLAUDINE MACARTNEY

CHIEF HUMAN RESOURCES OFFICER

175 Water Street, 21st

Floor New York, NY

10038

T: 212.458.2012

June 28, 2017

Seraina Macia

182 East 94th Street

New York, New York 10128

Dear Seraina,

We are pleased to confirm the terms of your joining American International Group, Inc. (“AIG” or the “Company”):

•	Start Date. Your start date will be on or about July 12, 2017 (your “Start Date”).

•	Position. You will serve as Executive Vice President, a grade 30 position. In this capacity, you will report directly to the Chief Executive Officer of AIG (the “CEO”) and be a member of the AIG Executive Leadership Team. For the avoidance of doubt, you will be appointed an officer of AIG by AIG’s Board of Directors at its July 12, 2017 meeting and will not be an officer of AIG until such time.

•	Location & Employer. You will be based in New York, NY and employed directly by AIG Employee Services, Inc. (your “Employer”).

•	Total Direct Compensation. Your initial annual target direct compensation will be US $3,500,000, as follows:

•	Base Salary. Your initial base cash salary will be at a rate of US $875,000 per year.

•	Short Term Incentive. Your initial annual incentive target will be US $1,225,000.

Annual incentives are currently determined and paid in accordance with AIG’s Short-Term Incentive Plan (“STIP”). For 2017, your Short-Term Incentive (“STI”) award will be based on a combination of individual-based performance metrics, which the CEO will establish with you subject to approval and ratification by the Compensation and Management Resources Committee of the Board of Directors (the “CMRC”), and Company-based performance metrics. Your individual award can range between 0 –200% of your STI target and will be made at the discretion of the Company subject to approval and ratification by the CMRC. Your STI award is contingent on your being an active employee on the date grants determinations are made and will be subject to the terms and conditions of the STIP as in effect from time to time.

For 2017, your STI award will not be prorated and will be payable when STI awards are regularly paid to similarly-situated active employees. You will not receive an annual bonus or other short-term annual incentive award for 2017 under any plan maintained by Hamilton U.S. Holdings, Inc. or any of its affiliates.

•	Long Term Incentive. As soon as practicable following your Start Date, a recommendation on your behalf will be made to the CMRC that, under the AIG Long Term Incentive Plan (the “LTIP”), you be granted a Long Term Incentive (“LTI”) award with a target value of US $650,000 for 2017 (your “2017 LTI Award”). This recommendation and grant is contingent on your being an active employee of the Company on the date of CMRC approval of the grant and will be subject to the terms and conditions of the relevant LTIP and the award agreement governing the grant.

Your 2017 LTI Award will consist of 70% Performance Share Units (“PSUs”) and 30% Restricted Stock Units (“RSUs”). PSUs will provide you the opportunity to earn shares of AIG Common Stock based on the degree of AIG’s achievement of its performance criteria during the three-year performance period beginning January 2017. Following the performance period, in the first quarter of 2020, the number of PSUs earned (from 0% to 200%) will be determined in accordance with the LTIP. Earned PSUs will be delivered in shares of AIG Common Stock as soon as practicable following the performance determination. RSUs provide you the opportunity to receive shares of AIG Common Stock based on continued employment with the Company until the end of the three-year period beginning January 2017. RSUs will vest on January 1, 2020 and be delivered as soon as practicable following vesting. Your 2017 LTI Award will also include dividend equivalents, as provided in the LTIP.

Your 2017 LTI Award will be subject to the terms and conditions of the LTIP and the award agreement governing the grant (including, without limitation, the six-month notice requirement and reservation of the right of the Company to pay in cash) applicable to other senior management grantees.

For 2018, you will receive an award under the LTIP with a target value of US $1,400,000 (your “2018 LTI Award”). This grant will be made in the first quarter of 2018 and is contingent on your being an active employee of the Company on the date of CMRC approval of the grant. Your 2018 LTI Award will be subject to the terms and conditions of the LTIP and the award agreement governing the grant applicable to other senior management grantees.

Your 2017 LTI Award, 2018 LTI Award and any subsequent LTI awards granted to you will credit service for your employment with Hamilton Insurance Group Ltd. (“HIG”) as if the service was performed with AIG for purposes of vesting and payout upon “Retirement” or a “Qualifying Resignation” as provided under the LTIP (or under any similar provisions in any subsequent long-term incentive plan).

•	Sign-on Arrangements. In consideration of compensation foregone from your current employer, as soon as practicable following your Start Date, a recommendation on your behalf will be made to the CMRC that you be granted Restricted Stock Units under the LTIP with a target value of US $1,400,000 (“Sign-on RSUs”), of which Sign-on RSUs having a target value of US $280,000 will vest on January 1, 2018, US $280,000 will vest on January 1, 2019, US $560,000 will vest on January 1, 2020 and US $280,000 will vest on January 1, 2021. The award agreement governing the grant of the Sign-on RSUs will include terms related to vesting and treatment upon termination of employment that are no less favorable than such terms that currently govern the RSUs you hold with HIG and will credit service for your employment with HIG as if the service was performed with AIG for purposes of vesting and payout upon “Retirement” or a “Qualifying Resignation” as provided under the LTIP (or under any similar provisions in any subsequent long-term incentive plan).

•	Benefits. You will be entitled to benefits consistent with senior executives of AIG and reimbursement of reasonable business expenses, in each case in accordance with applicable AIG policies as in effect from time to time.

•	Executive Severance Plan. Beginning as of your Start Date, you will participate in AIG’s 2012 Executive Severance Plan (the “ESP”).

•	Notice Period. You agree that if you voluntarily resign, you will give six months’ written notice to the Company of your resignation, which may be working notice or non-working notice at the Company’s sole discretion and which notice period is waivable by the Company at the Company’s sole discretion.

•	Clawback Policy. Any bonus, equity or equity-based award or other incentive compensation granted to you will be subject to the AIG Clawback Policy (and any other AIG clawback policies as may be in effect from time to time).

•	Indemnification and Cooperation. During and after your employment, AIG will indemnify you in your capacity as a director, officer, employee or agent of AIG to the fullest extent permitted by applicable law and AIG’s charter and by-laws, and will provide you with director and officer liability insurance coverage (including post-termination/post-director service tail coverage) on the same basis as AIG’s other executive officers. AIG agrees to cause any successor to all or substantially all of the business or assets (or both) of AIG to assume expressly in writing and to agree to perform all of the obligations of AIG in this paragraph.

You agree (whether during or after your employment with AIG) to reasonably cooperate with AIG in connection with any litigation or regulatory matter or with any government authority on any matter, in each case, pertaining to AIG and with respect to which you may have relevant knowledge, provided that, in connection with such cooperation, AIG will reimburse your reasonable expenses and you shall not be required to act against your own legal interests.

•	Tax Matters. Tax will be withheld by your Employer and/or AIG as appropriate under applicable tax requirements for any payments or deliveries under this letter. To the extent any taxable expense reimbursement or in-kind benefits under this letter is subject to Section 409A of the U.S. Internal Revenue Code of 1986, the amount thereof eligible in one taxable year shall not affect the amount eligible for any other taxable year, in no event shall any expenses be reimbursed after the last day of the taxable year following the taxable year in which you incurred such expenses and in no event shall any right to reimbursement or receipt of in-kind benefits be subject to liquidation or exchange for another benefit. Each payment under this letter will be treated as a separate payment for purposes of Section 409A.

•	No Guarantee of Employment or Target Direct Compensation. This offer letter is not a guarantee of employment or target direct compensation for a fixed term.

•	Entire Agreement. This offer letter constitutes AIG and your Employer’s only statement relating to its offer of employment to you and supersedes any previous communications or representations, oral or written, from or on behalf of AIG or any of its affiliates.

•

Miscellaneous Representations. You confirm and represent to AIG, by signing this letter, that: (a) you are under no obligation or arrangement or have received a waiver of any obligation or arrangement (including any non-compete obligation or other restrictive covenant with any current employer, prior employer or any other entity) that would prevent you from becoming an employee of AIG or that would adversely impact your ability to perform the expected services on behalf of AIG, and AIG has not paid any employer or other entity any consideration for the waiver of any such obligation or arrangement; (b) you have not taken (or failed to return) any confidential information belonging to your prior employer or any other entity, and, to the extent you remain in possession of any such information, you will never use or disclose such information to AIG or any of its employees, agents or affiliates; (c) you understand and accept all of the terms and conditions of this offer; and (d) you acknowledge that your Employer is an intended third party beneficiary of this offer letter.

•	Sale of Ownership Position in HIG. This offer and your employment with Employer are contingent on you fully liquidating and selling to HIG all of your ownership position in HIG and its affiliates, which includes shares of stock, vested options and any other related interests, by no later than your Start Date. Any termination of your employment by the Employer due to your failure to comply with such liquidation requirement will constitute a termination for Cause for purposes of this offer and the ESP.

•	Non-Solicitation. This offer and your employment with your Employer are contingent on your entering into the enclosed Non-Solicitation and Non-Disclosure Agreement.

•	Employment Dispute Resolution. You are a participant in the Company’s Employment Dispute Resolution (“EDR”) program, which provides for various ways to address work- related disputes, including mediation and arbitration, through the American Arbitration Association (“AAA”). Information on the company’s EDR Program is available to employees via the Company Intranet and can be made available to you prior to your date of hire upon request.

•	Background Investigation. This offer is contingent upon the successful results of a background investigation, which may include, but may not be limited to, verification of employment, professional certifications, designations or licenses, criminal and credit history, and educational background.

We look forward to having you as a member of AIG’s leadership team.

Sincerely,

AMERICAN INTERNATIONAL GROUP, INC.

By:	/s/ Claudine Macartney
Claudine Macartney Chief Human Resources Officer

I agree with and accept the foregoing terms.

/s/ Seraina Macia